1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No.45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Byron Chiang, Spokesperson
www.spil.com.tw	byronc@spil.com.tw
+886-3-5795678#3671

Siliconware Precision Industries Reports a 1.8% Quarter-over-Quarter

Growth in Revenues Resulting in Earnings per Share of NT$ 0.55 or

Earnings per ADS of US$ 0.09 for Third Quarter 2012

Taichung, Taiwan, October 30, 2012–Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its consolidated sales revenues for the third quarter of 2012 were NT$ 16,846 million, which represented a 1.8% growth in revenues compared to the second quarter of 2012 and a 3.2% growth in revenues compared to the third quarter of 2011. SPIL reported a net income of NT$ 1,699 million for the third quarter of 2012, compared with a net income of NT$ 1,470 million and a net income of NT$ 1,471 million for the second quarter of 2012 and the third quarter of 2011, respectively.

Diluted earnings per ordinary share for this quarter was NT$ 0.55, and diluted earnings per ADS was US$ 0.09.

All figures were prepared in accordance with R.O.C. GAAP on a consolidated basis.

Operating results review:

•

For the third quarter of 2012, net revenues from IC packaging were NT$ 15,263 million and represented 90% of total net revenues. Net revenues from testing operations were NT$ 1,583 million and represented 10% of total net revenues.

•	Cost of goods sold was NT$ 13,531 million, representing an increase of 1.3% compared to the second quarter of 2012 and a decrease of 2.3% compared to the third quarter of 2011.

•

Raw materials costs were NT$ 6,650 million for the third quarter of 2012 and represented 39.5% of total net revenues, whereas raw materials costs were NT$ 6,866 million and represented 41.5% of total net revenues for the second quarter of 2012.

•	The accrued expenses of bonuses to employees accounted for under cost of goods sold totaled NT$ 130 million.

2012/10/30	1

•

Gross profit was NT$ 3,315 million for the third quarter of 2012, representing a gross margin of 19.7%, which increased from a gross margin of 19.3% for the second quarter of 2012 and was up from 15.2% for the third quarter of 2011.

•

Total operating expenses for the third quarter of 2012 were NT$ 1,412 million, which included selling expenses of NT$ 218 million, administrative expenses of NT$ 522 million and R&D expenses of NT$ 672 million. Total operating expenses represented 8.4% of total net revenues for the third quarter of 2012.

•	The accrued expenses of bonuses to employees, directors and supervisors accounted for under operating expenses totaled NT$ 58 million.

•

Operating income was NT$ 1,903 million for the third quarter of 2012, representing an operating margin of 11.3%, which decreased from 11.5% for the second quarter of 2012 and increased from 8.2% for the third quarter of 2011.

•	Non-operating items:

•	Our non-operating income was NT$ 229 million, including cash dividends of NT$ 115 million from Unimicron.

•

Net income before tax was NT$ 1,997 million for the third quarter of 2012, which increased from a net income before tax of NT$ 1,786 million for the second quarter of 2012 and increased from a net income before tax of NT$ 1,629 million for the third quarter of 2011.

•

Income tax expense was NT$ 298 million for the third quarter of 2012, compared with income tax expense of NT$ 316 million for the second quarter of 2012 and income tax expense of NT$ 157 million for the third quarter of 2011.

•

Net income was NT$ 1,699 million for the third quarter of 2012, which increased from a net income of NT$ 1,470 million for the second quarter of 2012 and increased from a net income of NT$ 1,471 million for the third quarter of 2011.

•	Total number of shares outstanding was 3,092 million shares as of Sept 30,2012. Diluted earnings per ordinary share for this quarter was NT$ 0.55, or US$ 0.09 per ADS.

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 16,859 million as of Sept 30, 2012 from NT$ 18,262 million as of June 30, 2012, and NT$ 14,230 million as of Sept 30, 2011.

•	Capital expenditures for the third quarter of 2012 totaled NT$ 5,586 million, which included NT$ 3,922 million for packaging equipment and NT$ 1,664 million for testing equipment.

•	Total depreciation expenses for the third quarter of 2012 totaled NT$ 2,356 million, which included NT$ 1,802 million was from packaging operations and NT$ 554 million from testing operations.

2012/10/30	2

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 15,263 million for the third quarter of 2012, which represented an increase of NT$ 358 million or 2.4% compared to the second quarter of 2012.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & Flip Chip accounted for 42%, 24% and 24%, respectively, of total net revenues for the third quarter of 2012.

•

Capital expenditures for IC packaging operations totaled NT$ 3,922 million for the third quarter of 2012, which included NT$ 2,957 million for packaging and building construction and NT$ 965 million for wafer bumping operations.

•	As of Sept 30, 2012 we had 7,679 wirebonders installed, of which 924 were added and 215 were disposed in the third quarter of 2012.

IC testing service:

•	Net revenues from testing operations were NT$ 1,583 million for the third quarter of 2012, which represented a decrease of NT$ 57 million or 3.5% compared to the second quarter of 2012.

•	Capital expenditures for testing operations totaled NT$ 1,664 million for the third quarter of 2012.

•	As of Sept 30, 2012 we had 398 testers installed, of which 31 were added in the third quarter of 2012.

2012/10/30	3

Revenue Analysis

•	Breakdown by end applications:

By application	3Q12	2Q12

Communication	49%	48%

Computing	13%	16%

Consumer	28%	26%

Memory	9%	10%

•	Breakdown by packaging type:

By packaging type	3Q12	2Q12

Bumping & Flip Chip	24%	25%

Substrate Based	42%	38%

Leadframe Based	24%	27%

Testing	10%	10%

2012/10/30	4

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to shipment. Products include advanced leadframe, substrate packages, wafer bumping and FCBGA, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•

possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to ROC GAAP on a consolidated basis. The investment gains or losses of our company for the three months ended Sept 30, 2012 reflect our gains or losses attributable to the third quarter of 2012 unaudited financial results of several of our investees which are evaluated under the equity method. Neither the consolidated financial data for our company for the three months ended Sept 30, 2012, nor the consolidated financial data for our company for the nine months ended Sept 30, 2012 is necessarily indicative of the results that may be expected for any period thereafter.

2012/10/30	5

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED BALANCE SHEET

As of Sept 30, 2012 and 2011

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Sept 30, 2012			Sept 30, 2011		Sequential
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and cash equivalent	575,494	16,859,090	18	14,230,144	17	2,628,946	18
Accounts receivable	432,054	12,657,035	13	12,057,019	14	600,016	5
Inventories	120,830	3,539,713	4	4,526,124	5	(986,411)	–22
Other current assets	64,380	1,886,022	2	1,625,119	2	260,903	16

Total current assets	1,192,758	34,941,860	37	32,438,406	38	2,503,454	8

Long-term investments	230,200	6,743,709	7	5,922,993	7	820,716	14
Fixed assets	3,113,754	91,217,421	98	84,829,015	99	6,388,406	8
Less accumulated depreciation	(1,407,756)	(41,240,221)	–44	(40,241,018)	-47	(999,203)	2

Net fixed assets	1,705,998	49,977,200	54	44,587,997	52	5,389,203	12

Other assets	68,692	2,012,334	2	2,601,713	3	(589,379)	–23

Total Assets	3,197,648	93,675,103	100	85,551,109	100	8,123,994	9

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Short-term loans	70,000	2,050,650	2	1,524,000	2	526,650	35
Accounts payable	216,364	6,338,384	7	8,281,584	10	(1,943,200)	–23
Current portion of long-term debt	53,489	1,566,958	2	—	—	1,566,958	—
Other current liability	359,224	10,523,478	11	7,507,635	9	3,015,843	40
Long-term loans	467,442	13,693,717	15	9,562,005	11	4,131,712	43
Other liabilities	17,356	508,452	1	349,038	—	159,414	46

Total Liabilities	1,183,876	34,681,639	38	27,224,262	32	7,457,377	27

Stockholders’ Equity
Capital stock	1,063,786	31,163,611	33	31,163,611	36	—	—
Capital reserve	562,317	16,473,088	17	16,453,527	20	19,561	—
Legal reserve	260,994	7,645,816	8	7,162,092	8	483,724	7
Retained earnings	139,120	4,075,524	4	3,699,705	4	375,819	10
Unrealized gain or loss on financial instruments	28,618	838,369	1	715,054	1	123,315	17
Cumulated translation adjustment	4,729	138,548	—	365,747	—	(227,199)	–62
Net loss not recognized as pension cost	(12,879)	(377,304)	—	(268,568)	—	(268,568)	—
Treasury Stock	(32,913)	(964,188)	–1	(964,321)	–1	133	—

Total Equity	2,013,772	58,993,464	62	58,326,847	68	666,617	1

Total Liabilities & Shareholders’ Equity	3,197,648	93,675,103	100	85,551,109	100	8,123,994	9

Forex ( NT$ per US$ )		29.295		30.480

(1)	All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Sept 30							Sequential Comparison
	3Q 2012				3Q 2011		YOY	3Q 2012	2Q 2012		QOQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	564,917		16,845,815	100.0		16,324,530	3.2	16,845,815		16,545,486	1.8
Cost of Goods Sold	(453,735)		(13,530,387)	–80.3		(13,842,471)	–2.3	(13,530,387)		(13,356,181)	1.3

Gross Profit	111,181		3,315,428	19.7		2,482,059	33.6	3,315,428		3,189,305	4.0

Operating Expenses
Selling Expenses	(7,323)		(218,377)	–1.3		(195,942)	11.4	(218,377)		(206,334)	5.8
Administrative Expenses	(17,503)		(521,946)	–3.1		(430,762)	21.2	(521,946)		(471,752)	10.6
Research and Development Expenses	(22,542)		(672,208)	–4.0		(508,794)	32.1	(672,208)		(617,302)	8.9

	(47,369)		(1,412,531)	–8.4		(1,135,498)	24.4	(1,412,531)		(1,295,388)	9.0

Operating Income	63,813		1,902,897	11.3		1,346,561	41.3	1,902,897		1,893,917	0.5

Non-operating Income	7,676		228,885	1.4		373,872	–38.8	228,885		138,363	65.4
Non-operating Expenses	(4,525)		(134,922)	–0.8		(91,820)	46.9	(134,922)		(246,438)	–45.3

Income from Continuing Operations before Income Tax	66,964		1,996,860	11.9		1,628,613	22.6	1,996,860		1,785,842	11.8
Income Tax Credit (Expenses)	(10,004)		(298,332)	–1.8		(157,323)	89.6	(298,332)		(316,169)	–5.6

Net Income	56,959		1,698,528	10.1		1,471,290	15.4	1,698,528		1,469,673	15.6

Earnings Per Ordinary Share - Diluted		NT$	0.55		NT$	0.47			NT$	0.48

Earnings Per ADS - Diluted		US$	0.09		US$	0.08			US$	0.08

Weighted Average Outstanding Shares - Diluted (‘k)			3,091,809			3,123,946				3,086,993

Forex (NT$ per US$)			29.82			29.17				29.62

(1)	All figures are under ROC GAAP.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

For the Nine Months Ended on Sept 30, 2012 and 2011

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	9 months ended on Sept 30, 2012 and 2011
	2012				2011		YOY Change %
	USD	NTD		%	NTD
Net Sales	1,632,522		48,508,983	100.0		45,527,145	6.5
Cost of Goods Sold	(1,338,698)		(39,777,698)	–82.0		(38,548,262)	3.2

Gross Profit	293,824		8,731,285	18.0		6,978,883	25.1

Operating Expenses
Selling expenses	(20,095)		(597,136)	–1.2		(521,467)	14.5
Administrative expenses	(48,882)		(1,452,618)	–3.0		(1,246,344)	16.6
Research and development expenses	(62,102)		(1,845,469)	–3.8		(1,457,716)	26.6

	(131,079)		(3,895,223)	–8.0		(3,225,527)	20.8

Operating Income	162,745		4,836,062	10.0		3,753,356	28.8

Non-operating Income	17,033		506,440	1.0		560,436	–9.6
Non-operating Expenses	(16,108)		(478,281)	–1.0		(200,554)	138.5

Income Before Income Tax	163,670		4,864,221	10.0		4,113,238	18.3
Income Tax Credit (Expenses)	(27,085)		(804,768)	–1.7		(447,299)	79.9

Net Income	136,585		4,059,453	8.4		3,665,939	10.7

Earnings Per Ordinary Share - Diluted		NT$	1.31		NT$	1.17

Earnings Per ADS - Diluted		US$	0.22		US$	0.20

Weighted Average Outstanding Shares - Diluted (‘k)			3,091,809			3,123,946

Forex ( NT$ per US$)			29.72			29.10

(1)	All figures are under ROC GAAP.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For 9 Months Ended on Sept 30, 2012 and 2011

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	9 months, 2012		9 months, 2011
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income	138,572	4,059,453	3,665,939
Depreciation	239,306	7,010,476	6,736,971
Amortization	14,947	437,870	419,521
Gains on disposal of long-term investment	(1,975)	(57,849)	(65,083)
Change in working capital & others	(60,517)	(1,772,846)	(2,224,475)

Net cash flows provided from operating activities	330,333	9,677,104	8,532,873

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(336,026)	(9,843,888)	(8,473,374)
Increase of financial asset carried at cost	—	—	(490,000)
Proceeds from disposal of equipments	2,817	82,522	562,184
Payment for deferred charges/other changes	(33,572)	(983,495)	(916,228)

Net cash used in investing activities	(366,781)	(10,744,861)	(9,317,418)

Cash Flows from Financing Activities:
Increase of short-term loan	20,139	589,975	—
Increase of long-term loan	203,221	5,953,356	5,000,000
Cash dividends distributed to shareholders and cash bonus distributed to employees	(149,213)	(4,371,188)	(5,048,478)
Proceeds from the exercise of employee stock option /other charges	(3,022)	(88,524)	(663,410)

Net cash provided from financing activities	71,125	2,083,619	(711,888)

Foreign currency exchange effect	(3,358)	(98,372)	207,569

Net increase (decrease) in cash and cash equivalents	31,319	917,490	(1,288,864)

Cash and cash equivalents at beginning of period	544,175	15,941,600	15,519,008

Cash and cash equivalents at end of period	575,494	16,859,090	14,230,144

Forex ( NT$ per US$ )		29.295	30.480

(1)	: All figures are under ROC GAAP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: October 30, 2012	By	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer